Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6 under the

Securities Exchange Act of 1934, as amended

Filer: Family Dollar Stores, Inc.

Subject Company: Family Dollar Stores, Inc.

Form S-4 File No. 333-198015

November 24, 2014

Dear Fellow Shareholders:

Family Dollar is currently scheduled to hold a Special Meeting of its Shareholders on December 23, 2014 to vote on the proposed transaction with Dollar Tree, Inc. Family Dollar shareholders of record as of the close of business on October 30, 2014 are entitled to vote at the Special Meeting.

The Family Dollar Board of Directors unanimously recommends that Family Dollar shareholders vote “FOR” the transaction with Dollar Tree by signing, dating and returning the enclosed WHITE proxy card today. Your vote is very important. The Family Dollar Board strongly encourages you to vote today “FOR” the adoption of the merger agreement and “FOR” the approval of the other matters to be considered at the Family Dollar Special Meeting.

THE DOLLAR TREE TRANSACTION DELIVERS SIGNIFICANT VALUE TO FAMILY

DOLLAR SHAREHOLDERS – UPFRONT CASH AND UPSIDE PARTICIPATION IN THE COMBINED COMPANY

By combining with Dollar Tree, Family Dollar shareholders will receive a meaningful premium for their investment in Family Dollar as well as the ability to participate in the significant upside potential of a combined Dollar Tree-Family Dollar, which would be one of the country’s leading discount retailers. Through this transaction, Family Dollar shareholders will receive total consideration of $74.50 per share, comprised of $59.60 per share in cash and $14.90 per share in Dollar Tree stock, subject to a collar on the stock consideration based on the volume weighted average of the trading price of Dollar Tree common stock on the Nasdaq Global Select Market during a period prior to the date of the merger. As a result of the collar, if the average trading price of Dollar Tree stock is higher than $59.98, Family Dollar shareholders will receive 0.2484 shares of Dollar Tree stock, which will have an implied value greater than $14.90 per share and if the average trading price is less than $49.08, Family Dollar shareholders will receive 0.3036 of a share of Dollar Tree stock which will have an implied value less than $14.90 per share. If this average trading price were equal to the closing stock price of Dollar Tree common stock on the Nasdaq Global Select Market on November 21, 2014, the most recent trading date, which was $66.39, Family Dollar shareholders would receive total consideration of $76.09 per share, comprised of $59.60 per share in cash and $16.49 per share in Dollar Tree stock. The $76.09 per share consideration represents a 25.4% premium over Family Dollar’s closing price as of July 25, 2014, the last trading day prior to the announcement of the Dollar Tree transaction, and an enterprise value to last twelve months May 31, 2014 EBITDA multiple of 11.5x. The actual value of the per share merger consideration may differ from this example, given the average trading price will not be determinable until the third trading day prior to the consummation of the merger.

There is a compelling strategic rationale for the proposed combination of Dollar Tree and Family Dollar:

•	Creates the leading discount retailer in North America. A combined Dollar Tree-Family Dollar would be the leading discount retailer in North America based on number of store locations, operating more than 13,000 stores in 48 states and five Canadian provinces, with sales exceeding $18 billion and over 145,000 associates.

•	Complementary business model across fixed- and multi-price points. Dollar Tree is the nation’s leading operator of fixed-price point stores, selling everything for $1 or less. Family Dollar is a leading national operator of multi-price point stores providing value-conscious consumers with a selection of competitively priced merchandise in convenient neighborhood stores. Upon completion of the transaction, Dollar Tree intends to retain and to grow the Family Dollar brand, as well as each of its existing brands.

•	Targets broader range of customers and geographies and leverages complementary merchandise expertise. Dollar Tree targets customers located primarily in suburban areas throughout middle America and primarily offers an assortment of consumable merchandise and variety/seasonal merchandise. Family Dollar targets low- and lower-middle income households through its urban and rural locations and primarily offers consumable merchandise and home products. The complementary assortments of the two companies will enable the Dollar Tree and Family Dollar brands to expand category offerings and deliver a broader, more compelling assortment to all customers.

•	Generates significant synergy opportunities. Through this combination, Dollar Tree expects to generate significant efficiencies in sourcing and procurement, SG&A leverage, distribution and logistics efficiency, and format optimization. Dollar Tree anticipates that the transaction will result in an estimated $300 million of annual run-rate synergies to be fully realized by the end of the third year after closing.

•	Enhanced financial performance and improved growth prospects. The transaction is estimated to be accretive to cash EPS within the first year post-closing, excluding one-time costs to achieve synergies. The combined company will be better positioned to invest in existing and new markets and channels and to grow its store base across multiple brands. In addition, the combined company is expected to generate significant free cash flow, enabling the rapid pay down of debt.

The Family Dollar Board believes in the very compelling strategic rationale behind this combination and is highly confident that it will deliver significant benefits and substantial value to all Family Dollar stakeholders – especially our shareholders.

FAMILY DOLLAR’S BOARD OF DIRECTORS IS COMMITTED TO DELIVERING TO FAMILY

DOLLAR SHAREHOLDERS THE HIGHEST VALUE WITH CERTAINTY

Beginning this past winter, Family Dollar’s Board of Directors, working with its financial and legal advisors, undertook a comprehensive strategic review process. This assessment of alternatives included consideration of a number of potential partners, as well as Family Dollar’s existing stand-alone strategic plan and was overseen by a committee of non-management directors established by the Family Dollar Board. The process successfully culminated in the announcement of the Dollar Tree transaction, which the Family Dollar Board unanimously determined to be in the best interests of our shareholders.

As you know, Dollar General Corporation has commenced a highly conditional tender offer to acquire Family Dollar for $80.00 per share in cash. Family Dollar’s Board, in consultation with its financial and legal advisors, has reviewed all aspects of Dollar General’s tender offer and unanimously rejected it based on antitrust regulatory considerations. As Family Dollar has previously noted, there is a very real and material risk that the transaction proposed by Dollar General would fail to close, even after a lengthy and arduous antitrust review process. Rather than eliminating the antitrust risk for Family Dollar shareholders, Dollar General’s highly conditional tender offer leaves Family Dollar’s shareholders bearing the very serious risk that it cannot be closed on the terms proposed.

THE COMBINATION OF DOLLAR TREE AND FAMILY DOLLAR HAS A CLEAR PATH TO COMPLETION

In stark contrast to Dollar General, Dollar Tree, a company with a very different business and pricing model, different target customers and product assortment, and limited geographic overlap with Family Dollar, has taken the antitrust risk off the table by committing to divest as many stores as necessary to obtain antitrust clearance. Family Dollar and Dollar Tree have substantially complied with the FTC’s Second Request regarding the Dollar Tree-Family Dollar transaction on October 21 and November 7, respectively. In order to facilitate the FTC’s review, Dollar Tree and Family Dollar have agreed not to close the proposed merger prior to December 30, 2014, unless the FTC completes its review of the proposed merger and terminates the waiting period at an earlier date. As previously disclosed, Dollar Tree is in discussions with the FTC concerning the extent of divestitures that the FTC is seeking in connection with the Dollar Tree-Family Dollar merger. Dollar Tree has recently confirmed that it expects the number of divestitures to be less than the original divestiture commitment from the July merger agreement (i.e. 500 stores). The parties expect to provide Family Dollar shareholders with an update regarding the status of the FTC review by the end of the first week of December and may provide additional information as the Special Meeting approaches.

On the other hand, Dollar General has not provided Family Dollar shareholders with any meaningful information about timing of its own ongoing FTC review process, even though Family Dollar previously announced on October 21, 2014 that Family Dollar has certified substantial compliance with the Second Request issued by the FTC on October 10, 2014 in connection with Dollar General’s tender offer. Unlike Dollar Tree, Dollar General has also provided no recent update based on FTC feedback regarding how many stores it will likely need to divest. Thus, Dollar General has failed to provide Family Dollar’s shareholders with adequate assurance that the FTC’s demands will be below the 1,500 stores that Dollar General has proposed as its divestiture cap. Indeed, as explained in our September 5 press release, the FTC may require Dollar General to divest significantly more stores for several reasons, including because thousands of Family Dollar stores set prices based solely or in part on the presence of Dollar General.

PROTECT YOUR INVESTMENT IN FAMILY DOLLAR BY SECURING THE HIGHEST VALUE

WITH CERTAINTY – VOTE “FOR” THE COMPELLING COMBINATION WITH DOLLAR

TREE ON THE WHITE PROXY CARD TODAY

The Family Dollar Board unanimously recommends that you vote “FOR” the proposed combination and other matters to be considered at the December 23rd Special Meeting. The failure to vote or an abstention has the same effect as a vote against the proposed combination. Please take a moment to vote “FOR” the proposal to adopt the merger agreement today by signing, dating and returning the enclosed WHITE proxy card today.

We appreciate your support and trust as we work to protect your interests and deliver value for all Family Dollar shareholders.

Sincerely,

/s/ Howard Levine

Howard Levine

Chairman of the Board and

Chief Executive Officer

If you have any questions, require assistance in voting your shares, or need additional copies of Family Dollar’s proxy materials, please call MacKenzie Partnersat the phone numbers listed below.

105 Madison Avenue
New York, NY 10016
(212) 929-5500 (call collect)
Or
TOLL-FREE (800) 322-2885

Additional Information About the Dollar General Tender Offer

Family Dollar has filed a solicitation/recommendation statement with respect to the tender offer with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE TENDER OFFER AND OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. You may obtain free copies of the solicitation/recommendation statement with respect to the tender offer and other documents filed with the SEC by Family Dollar through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Family Dollar are available free of charge on Family Dollar’s internet website at www.FamilyDollar.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Family Dollar’s Investor Relations Department at 704-708-2858.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed merger between Dollar Tree and Family Dollar, on October 28, 2014, the Securities and Exchange Commission (SEC) declared effective Dollar Tree’s registration statement on Form S-4 that included a definitive proxy statement of Family Dollar that also constitutes a prospectus of Dollar Tree. On October 28, 2014, Family Dollar commenced mailing the definitive proxy statement/prospectus to stockholders of Family Dollar. INVESTORS AND SECURITY HOLDERS OF FAMILY DOLLAR ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders are able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Dollar Tree and Family Dollar through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Dollar Tree are available free of charge on Dollar Tree’s internet website at www.DollarTree.com under the heading “Investor Relations” and then under the heading “Download Library” or by contacting Dollar Tree’s Investor Relations Department at 757-321-5284. Copies of the documents filed with the SEC by Family Dollar are available free of charge on Family Dollar’s internet website at www.FamilyDollar.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Family Dollar’s Investor Relations Department at 704-708-2858.

Participants in the Solicitation For the Proposed Dollar Tree/Family Dollar Merger

Dollar Tree, Family Dollar, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Family Dollar common stock in respect of the proposed merger between Dollar Tree and Family Dollar. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger are set forth in the proxy statement/prospectus filed with the SEC. You can also find information about Dollar Tree’s and Family Dollar’s directors and executive officers in Dollar Tree’s definitive proxy statement filed with the SEC on May 12, 2014 and in Family Dollar’s Annual Report on Form 10-K for the fiscal year ended August 30, 2014, respectively. You can obtain free copies of these documents from Dollar Tree or Family Dollar using the contact information above.

Forward Looking Statements

Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements and information about our current and future prospects and our operations and financial results are based on currently available information. Various risks, uncertainties and other factors could cause actual future results and financial performance to vary significantly from those anticipated in such statements. The forward looking statements contained herein include assumptions about our operations, such as cost controls and market conditions, and certain plans, activities or events which we expect will or may occur in the future and relate to, among other things, the business combination transaction involving Dollar Tree and Family Dollar, the unsolicited tender offer and proposals from Dollar General and any other alternative business combination transactions, the financing of the proposed transactions, the benefits, results, effects, timing and certainty of the proposed transactions, future financial and operating results, expectations concerning the antitrust review process for the proposed transactions and the combined company’s plans, objectives, expectations (financial or otherwise) and intentions.

Risks and uncertainties related to the proposed mergers include, among others: the risk that Family Dollar’s stockholders do not approve either merger; the risk that the merger agreement is terminated as a result of a competing proposal; the risk that regulatory approvals required for either merger are not obtained on the proposed terms and schedule or are obtained subject to conditions that are not anticipated; the risk that the other conditions to the closing of either merger are not satisfied; the risk that the financing required to fund either transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of either merger; uncertainties as to the timing of either merger; competitive responses to either proposed merger; response by activist stockholders to either merger; costs and difficulties related to the integration of Family Dollar’s business and operations with Dollar Tree’s or other potential business combination transaction counterparties’ business and operations; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by either merger; uncertainty of the expected financial performance of the combined company following completion of either proposed transaction; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with either proposed transaction and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; unexpected costs, charges or expenses resulting from either merger; litigation relating to either merger; the outcome of pending or potential litigation or governmental investigations; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions. Consequently, all of the forward-looking statements made by Family Dollar, in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in Family Dollar’s Annual Report on Form 10-K for the fiscal year ended August 30, 2014 and other reports filed by Family Dollar with the SEC, which are available at the SEC’s website http://www.sec.gov.

Please read our “Risk Factors” and other cautionary statements contained in these filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Family Dollar undertakes no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and our financial condition and results of operations could be materially adversely affected.